Exhibit 99.1

Press Release

Brookfield Infrastructure Corporation Announces
Results of Annual Meeting of Shareholders

Brookfield, News, June 18, 2024 – Brookfield Infrastructure Corporation (the “Corporation”) (TSX, NYSE: BIPC) today announced that all eight nominees proposed for election to the board of directors by holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) and holders of class B multiple voting shares (“Class B Shares”) were elected at the Corporation’s annual meeting of shareholders held on June 18, 2024 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 395,747,292 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the eight directors:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	445,586,146	93.67%	30,096,962	6.33%
William Cox	474,772,995	99.81%	910,112	0.19%
Roslyn Kelly	474,997,033	99.86%	686,075	0.14%
John Mullen	470,787,425	98.97%	4,895,682	1.03%
Suzanne Nimocks	472,629,195	99.36%	3,053,913	0.64%
Daniel Muñiz Quintanilla	474,840,004	99.82%	843,102	0.18%
Anne Schaumburg	471,017,750	99.02%	4,665,357	0.98%
Rajeev Vasudeva	470,045,048	98.81%	5,638,059	1.19%

A summary of all votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Corporation’s annual meeting of shareholders is available on SEDAR+ at https://sedarplus.ca.

– ends –

Brookfield Infrastructure Partners L.P.      1

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $925 billion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investors:
Simon Maine	Stephen Fukuda
Managing Director	Senior Vice President
Corporate Communications	Corporate Development & Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 956 5129
Email: simon.maine@brookfield.com	Email: stephen.fukuda@brookfield.com

Brookfield Infrastructure Partners L.P.      2